SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

FIVERR INTERNATIONAL LTD.
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

   M4R82T106
(CUSIP Number)

March 31, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4R82T106

1	NAMES OF REPORTING PERSONS
JONATHAN KOLBER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
ISRAEL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,833,612

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,833,612

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,833,612

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.33%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 38,653,958 ordinary shares issued and outstanding as of December 31, 2023, as disclosed in the Corporation’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 22, 2024.

Item 1(a).	Name of Issuer:

Fiverr International Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

8 Eliezer Kaplan St., Tel Aviv 6473409, Israel

2(a).	Name of Person Filing:

Jonathan Kolber

2(b).	Address or principal business office or, if none, residence:

The principal address of Jonathan Kolber is 15 Ha’Sadot Rd, Kfar Shmaryahu, Israel

2(c).	Citizenship:

Israel

2(d)	Title of class of securities:

Ordinary Shares, No Par Value

2(e).	CUSIP No.:

The CUSIP number of the Ordinary Shares is M4R82T106

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information set forth in Rows 5 through 11 on the cover page is hereby incorporated by reference into this Item 4 as set forth below.

(a)	Amount beneficially owned: 2,833,612 as of March 31, 2024

As of March 31, 2024, (i) 709,835 Ordinary Shares were held by Jonathan Kolber, (ii) 1,939,665 Ordinary Shares were held by Anfield Ltd., over which Jonathan Kolber  has sole voting power, and (iii) 184,112 Ordinary Shares were held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Jonathan Kolber is the sole beneficiary.  Jonathan Kolber beneficially owns all of these 2,833,612 Ordinary Shares.

(b)	Percent of class: 7.33%

The percentage of beneficial ownership is calculated based on 38,653,958 ordinary shares issued and outstanding as of December 31, 2023, as disclosed in the Corporation’s annual report on Form 20-F filed with the SEC on February 22, 2024.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,833,612

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,833,612

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1 to this statement on Schedule 13G.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2024

/s/ Jonathan Kolber.
Jonathan Kolber

EXHIBIT 1

CONTROLLED COMPANIES

NAME OF CONTROLLED COMPANY	JURISDICTION OF INCORPORATION	CATEGORY
Anfield Ltd.	ISRAEL	CO
Artemis Asset Holding Limited	CAYMAN ISLANDS	CO